# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: EWSB Bancorp, Inc. /MD/, CIK 0002013792
CUSIP: 26929P107
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 109 WEST SECOND STREET, KAUKAUNA, Wisconsin (WI), 54130
Date of event which requires filing of this statement: 06/29/2026
Filed by CIK 0002037885
Persons authorized to receive notices and communications: Charles D. Schmalz, 109 West Second Street, Kaukauna, Wisconsin (WI), 54130, 920-766-4646

## Reporting persons
- Charles D. Schmalz (CIK 0002037885): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 24,153; shared voting power 76,241; sole dispositive power 24,153; shared dispositive power 76,241; aggregate amount beneficially owned 100,934 (9.9% of the class)
- Dana Schmalz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 76,241; shared voting power 24,153; sole dispositive power 76,241; shared dispositive power 24,153; aggregate amount beneficially owned 100,934 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: EWSB Bancorp, Inc. /MD/
Address of issuer's principal executive offices: 109 WEST SECOND STREET, KAUKAUNA, Wisconsin (WI), 54130

## Item 2. Identity and Background
Name of person filing: Charles D. Schmalz and Dana Schmalz.
Residence or business address: The address for both Charles D. Schmalz and Dana Schmalz is: 1074 Brighton Drive, Menasha, Wisconsin 54952.
Present principal occupation or employment: Mr. Schmalz is the President, Chief Executive Officer and a Director of East Wisconsin Savings Bank, 109 West Second Street, Kaukauna, Wisconsin 54310. Mrs. Schmalz is retired.
Criminal convictions in the last five years: Neither Mr. Schmalz nor Mrs. Schmalz has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither Mr. Schmalz nor Mrs. Schmalz has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Schmalz and Mrs. Schmalz are both U.S. citizens.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of the Issuer's Common Stock were purchased with personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The shares covered by this Schedule 13D are being held for investment purposes. Mr. Schmalz and Mrs. Schmalz may, from time to time, acquire additional securities of the Issuer using personal funds through a broker and/or privately negotiated transactions or dispose of securities.

Except as described above, neither Mr. Schmalz (except in his capacity as an officer and Director of the Issuer and of East Wisconsin Savings Bank, the wholly-owned subsidiary of the Issuer) nor Mrs. Schmalz have any present plans or proposals that relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, Mr. Schmalz and Mrs. Schmalz beneficially own, in the aggregate, 100,394 shares of the Issuer's Common Stock, representing 9.9% of the 1,014,220 shares of the Common Stock deemed outstanding for such purpose.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Schmalz has sole voting and dispositive power with respect to 24,153 shares of the Issuer's Common Stock and has shared voting and dispositive power with respect to 76,241 shares of the Issuer's Common stock with his spouse, Dana Schmalz.

Mrs. Schmalz has sole voting and dispositive power with respect to 72,241 shares of the Issuer's Common Stock and has shared voting and dispositive power with respect to 24,153 shares of the Issuer's Common stock with her spouse, Charles D. Schmalz.
Transactions in the class effected during the past sixty days:
On June 29, 2026, Charles D. Schmalz purchased 8,500 shares for a purchase price of $10 per share in a subscription offering.

On June 29, 2026, Dana Schmalz purchased 59,141 shares for a purchase price of $10 per share in a subscription offering.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See response to Item 4 above

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: See Exhibit 1.

## Signatures
- Charles D. Schmalz: /s/ Charles D. Schmalz, Charls D. Schmalz (07/27/2026)
- Dana Schmalz: /s/ Dana Schmalz, Dana Schmalz (07/27/2026)